February 10, 2012

VIA EDGAR and FEDERAL EXPRESS

Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stratus Media Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 22, 2011

File No. 333-176298

Dear Mr. Dobbie:

By letter dated October 5, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided Stratus Media Group, Inc. (the “Company”) with comments to the Company’s pre effective Amendment No. 1 to the Form S-1 filed on September 22, 2011.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s October 5, 2011 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 2 to the Form S-1.

In addition to the changes made in response to the Staff’s comments, the amended preliminary prospectus includes updated financials for the quarterly period ended September 30, 2011 and related Management’s Discussion and Analysis together with the financial statements of ProElite, Inc.  The amended registration statement also includes an updated auditors’ consent for the Company and auditors’ consent for ProElite, Inc. and updated disclosure with respect to the Company.

General

1.	We note your response to our prior comment one and we are unable to agree with your conclusion based on the facts and circumstances presented. Please revise accordingly.

Mr. Justin Dobbie
February 10, 2012

COMPANY RESPONSE

We have reduced the number of shares of the Company’s common stock to be registered for resale under the Form S-1 by West Charitable Remainder Trust, Liberty Charitable Remainder Trust and River Charitable Remainder Trust (collectively, the “Trusts”) to 16,317,588 shares, representing approximately 1/3rd of the outstanding shares of the Company’s common stock owned by non-affiliates.  As such, we respectfully submit to the Staff that the Trusts are not, and should not be considered, “underwriters” under Section 2(a)(11) of the Securities Act of 1933, as amended, with respect to the resale of the Company's common stock acquired by the Trusts in the Company's May 24, 2011 private placement.

Exhibit 5.1

2.	It does not appear that counsel has included an opinion with respect to the Dividend Shares. Please revise accordingly.

COMPANY RESPONSE

We enclose a revised opinion as Exhibit 5.1.

Concurrently with the filing of Amendment No. 2, the Company is filing via EDGAR its request for acceleration of the effectiveness of the Registration Statement, a copy of which is enclosed.  The request contains the acknowledgements requested by the Staff in its previous comment letters.

Please direct questions regarding this response letter to the undersigned at 310-789-1290.

Very truly yours,

/s/ David L. Ficksman

DLF:tms

Cc:          Charles Bearchell
John Moynahan
Paul Feller